UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

BROADPOINT SECURITIES GROUP, INC. (f/k/a First Albany Companies Inc.)
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
 (Title of Class of Securities)

318465101
 (CUSIP Number)

Robert H. Weiss
General Counsel
MatlinPatterson Global Advisers LLC
520 Madison Avenue
New York, New York 10022
Telephone: (212) 651-9525
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 29, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson FA Acquisition LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		43,093,261
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

43,093,261
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,093,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.0245%
14	TYPE OF REPORTING PERSON

PN

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson Global Opportunities Partners II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		43,093,261
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

43,093,261
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,093,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.0245%
14	TYPE OF REPORTING PERSON

PN

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson Global Opportunities Partners (Cayman) II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		43,093,261
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

43,093,261
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,093,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.0245%
14	TYPE OF REPORTING PERSON

PN

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson Global Partners II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		43,093,261
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

43,093,261
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,093,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.0245%
14	TYPE OF REPORTING PERSON

HC

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson Global Advisers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		43,093,261
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

43,093,261
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,093,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.0245%
14	TYPE OF REPORTING PERSON

IA

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		43,093,261
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

43,093,261
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,093,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.0245%
14	TYPE OF REPORTING PERSON

HC

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		43,093,261
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

43,093,261
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,093,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.0245%
14	TYPE OF REPORTING PERSON

HC

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

David J. Matlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		43,093,261
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

43,093,261
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,093,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.0245%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

Mark R. Patterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		43,093,261
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

43,093,261
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,093,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.0245%
14	TYPE OF REPORTING PERSON

IN

INTRODUCTION.

This amendment (“Amendment No. 4”) amends the Schedule 13D Statement, dated May 14, 2007 (the “Statement”, and as amended by Amendment No. 1 thereto, dated July 24, 2007, Amendment No. 2 thereto, dated September 21, 2007 and Amendment No. 3 thereto, dated February 26, 2008, the “Amended Statement”) filed on behalf of (i) MatlinPatterson FA Acquisition LLC, a Delaware limited liability company (“Matlin FA”), (ii) MatlinPatterson Global Opportunities Partners II L.P. (“Matlin Partners (Delaware)”), a Delaware limited partnership, (iii) MatlinPatterson Global Opportunities Partners (Cayman) II L.P. (“Matlin Partners (Cayman)” and, together with Matlin Partners (Delaware), the “Matlin Partners”), a Cayman Islands limited partnership, (iv) MatlinPatterson Global Advisers LLC (“Matlin Advisers”), a Delaware limited liability company, by virtue of its investment authority over securities held by each of the Matlin Partners, (v) MatlinPatterson Global Partners II LLC (“Matlin Global Partners”), a Delaware limited liability company, as the general partner of each of the Matlin Partners, (vi) MatlinPatterson Asset Management LLC (“Matlin Asset Management”), a Delaware limited liability company, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (vii) MatlinPatterson LLC (“MatlinPatterson”), a Delaware limited liability company, as the holder of all of the membership interests in Matlin Asset Management, (vii) David J. Matlin and Mark R. Patterson each, as a holder of 50% of the membership interests in MatlinPatterson, and (viii) Christopher Pechock and Frank Plimpton, each an employee of Matlin Advisers, as the persons named in the Proxies described in the Statement.  Matlin FA, Matlin Partners (Delaware), Matlin Partners (Cayman), Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson, David J. Matlin, and Mark R. Patterson, are collectively referred to in this Amendment No. 4 as the “Reporting Persons” and each is a “Reporting Person.”  Christopher Pechock and Frank Plimpton ceased to hold any voting rights in the shares described in the Statement as of September 21, 2007 (as reflected in Amendment No. 2 to the Statement and Amendment No. 3 to the Statement) and are no longer Reporting Persons for the purpose hereof.  The purpose of this Amendment No. 4 is (i) to disclose the beneficial ownership of the Reporting Persons in the common stock, par value $0.01 per share (“Common Stock”), of Broadpoint Securities Group, Inc., formerly known as First Albany Companies Inc. (the “Issuer”), and (ii) to disclose a voting agreement with respect to the Common Stock of the Issuer.  Capitalized terms used and not defined in this Amendment No. 4 shall have the meanings set forth in the Amended Statement.  Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Amended Statement.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended and supplemented by adding the following:

On March 4, 2008, Matlin FA purchased 1,594,000 additional shares of Common Stock of the Issuer (the “New Purchased Shares”) for an aggregate purchase price of $2,709,800.  The New Purchased Shares were issued pursuant to a Stock Purchase Agreement dated as of March 4, 2008 (the “Stock Purchase Agreement”) among the Issuer, Mast Credit Opportunities I Master Fund Limited (“Mast”), Matlin FA and certain other investors (each of which is an employee of the Issuer) listed therein (collectively, the “Investors”) pursuant to which the Issuer issued a total of 11,579,588 shares of Common Stock to the Investors for an aggregate purchase price of $19,685,300.

A copy of the Stock Purchase Agreement is attached as Exhibit 2 hereto and incorporated by reference herein.

As of the date hereof, Matlin FA is the beneficial owner of an aggregate of 43,093,261 shares of the Issuer, including the 1,594,000 shares purchased by it pursuant to the Stock Purchase Agreement.  This Amendment No. 4 is being filed with respect to these additional shares of Common Stock.

ITEM 4.    PURPOSE OF TRANSACTION

Item 4 is amended and supplemented by adding the following:

Purchase of Additional Shares of Common Stock

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4.

Matlin FA beneficially owns in the aggregate 43,093,261 shares of Common Stock, which represents approximately 62.0245% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and approximately 62.0245% of the currently outstanding voting power of the Issuer.

Voting Agreement

According to a Form 8-K filed by the Issuer on Janury 30, 2008 (the “Form 8-K”), the Issuer and Broadpoint Capital, Inc. (“Broadpoint Capital”), a wholly-owned broker-dealer subsidiary of the Issuer, entered into an Asset Purchase Agreement dated as of January 30, 2008 (the “Asset Purchase Agreement”) with BNY Capital Markets, Inc. (“BNYCMI”), a subsidiary of The Bank of New York Mellon Corporation, providing for the hiring by Broadpoint Capital of substantially all the employees of the Roseland, New Jersey based institutional fixed income division of BNYCMI and the acquisition by Broadpoint Capital of certain related assets.  In connection with such transaction, the Issuer granted to the employees of the division who joined Broadpoint Capital awards of restricted stock or restricted stock units with respect to approximately 6.2 million shares of Common Stock of the Issuer, subject to the approval by the shareholders of the Issue of an amendment to the Issuer’s 2007 Incentive Compensation Plan increasing the number of shares of Common Stock authorized to be issued thereunder (the “Plan Amendment”).

On February 29, 2007, Matlin FA entered into a Voting Agreement with the Issuer (the “Voting Agreement”) requiring that Matlin FA vote any shares of the Common Stock as to which Matlin FA and its affiliates are the beneficial owner or Matlin FA is otherwise able to direct the voting thereof  in favor of the adoption of the Plan Amendment.

This description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, a copy of which is attached hereto as Exhibit 3.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and supplemented by adding the following:

(a)-(b) As of the filing date of this Amendment No. 4, Matlin FA owns 43,093,261 shares of Common Stock, which represents approximately 62.0245% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1).

Except as disclosed in this Amendment No. 4, none of the Reporting Persons is entitled to any rights of a stockholder of the Issuer.  Except as disclosed in this Amendment No. 4, none of the Reporting Persons has (i) sole or shared power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of Common Stock.

(c) Except as disclosed in this Amendment No. 4 or the Amended Statement, none of the Reporting Persons has effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

The filing of this Amendment No. 4 shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Common Stock owned by other parties.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended and supplemented by adding the following:

The information set forth in Item 4 hereof, is hereby incorporated by reference into this Item 6.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended and supplemented by adding the following:

10	Joint Filing Agreement dated as of March 5, 2008 among the Reporting Persons.

11	Stock Purchase Agreement dated March 4, 2008 among the Issuer, Mast, Matlin FA and certain other investors listed therein.

12	Voting Agreement dated February 29, 2008 between the Issuer and Matlin FA.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: March 5, 2008

MATLINPATTERSON FA ACQUISITION LLC

By:	/s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Member

MATLINPATTERSON LLC

By:	/s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Member

MATLINPATTERSON ASSET MANAGEMENT LLC

By:	/s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Chairman

MATLINPATTERSON GLOBAL ADVISERS LLC

By:	/s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Chairman

MATLINPATTERSON GLOBAL PARTNERS II LLC

By:	/s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Director

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS II L.P.

By:	MatlinPatterson Global Partners II LLC, its general partner

By:	/s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Director

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS (Cayman) L.P.

By:	MatlinPatterson Global Partners II LLC, its general partner

By:	/s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Director

DAVID J. MATLIN

By:	/s/ David J. Matlin
Name: David J. Matlin

MARK R. PATTERSON

By:	/s/ Mark R. Patterson
Name: Mark R. Patterson

EXHIBIT INDEX

1	Joint Filing Agreement, dated as of March 5, 2007, among the Reporting Persons.

2	Stock Purchase Agreement dated March 4, 2008 among the Issuer, Mast, Matlin FA and certain other investors listed therein.

3	Voting Agreement, dated February 29, 2008 between the Issuer and Matlin FA.